July 11, 2016

John Cash

Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quanta Services, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 1-13831

Dear Mr. Cash:

We are providing the following responses to the comment letter dated June 27, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings by Quanta Services, Inc. (the “Company” or “Quanta”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

2. Summary of Significant Accounting Policies, Revenue Recognition, page 98

1.	We note your response to prior comment 4 from our letter dated April 28, 2016. To the extent that material positive and negative changes in estimates offset each other in a period, please revise future filings to separately quantify and disclose their impact. In addition, we note in MD&A you attribute declines in gross profit margins during the year ended December 31, 2015 to $73 million in contract losses you recorded during the period; however, we note no disclosures that indicate the contract losses were offset by positive changes in estimates on other contracts that you recorded during the same period. Please revise MD&A in future filings to separately disclose and discuss the impact of material positive and negative changes in estimates during each period presented.

Response:

The Company confirms to the Staff that in future filings it will separately disclose and discuss the impact of offsetting positive and negative changes in estimates that are material, when considering quantitative and qualitative materiality factors, within its financial statement footnotes and MD&A.

U.S. Securities and Exchange Commission

Form 8-K filed on May 5, 2016

2.	It appears to us you may not adequately explain why each non-GAAP financial measure you present is useful to investors and may not explain or properly present the tax effects of adjustments to your non-GAAP financial measures which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

The Company advises the Staff that it will review the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and incorporate the guidance as appropriate in its future earnings releases.

*****

Quanta Services, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6422 or by facsimile at (713) 629-7671.

U.S. Securities and Exchange Commission

Very truly yours,

/s/ Derrick A. Jensen
Derrick A. Jensen
Chief Financial Officer

cc:	Worthing F. Jackman

Chairman, Audit Committee

Mindy Hooker

Anne McConnell

Securities and Exchange Commission

David A. Carroway

PricewaterhouseCoopers LLP

Gene Oshman

Baker Botts L.L.P.

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